FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of 14 November, 2003

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









Waterford Wedgwood plc


                     ("Waterford Wedgwood" or "the Group")
            Interim Results for the six months to 30 September 2003
                     Announcement of New Capital Structure



Interim Results to 30 September 2003

- First half Group sales totalled EUR405.8 million (2002: EUR471.2 million) - down 3.7% at constant exchange rates and 13.9% at prevailing exchange rates. First quarter sales were down 9%, second quarter sales equal to last year, and September sales up 3% (all at constant exchange rates). Sales trends improving.


- Second quarter trading stronger with operating profit of EUR16.1 million against operating loss of EUR11.9 million in first quarter; first quarter heavily influenced by loss of sales caused by the war in Iraq and SARS epidemic


-       First half EBITDA before restructuring charges of EUR22.7 million (2002:
EUR60.7 million); group pre-tax loss of EUR12.1 million (2002: profit of EUR24.5 million on a comparable basis) before previously announced exceptional restructuring charge of EUR32.7 million; year on year variances mainly caused by difficult trading environment, lower capacity utilisation and adverse exchange movements


- Restructuring programme on track: total annual cost savings of EUR38.5 million anticipated. EUR2 million was achieved in the first half and EUR14 million is expected in the second half of this fiscal year


-       Encouraging trend in current trading:

  - October worldwide sales up 3% at constant exchange rates

  - second quarter US sales of Waterford and Wedgwood up 8% at constant exchange rates (against first quarter sales down 12%); outlook for stronger Christmas this year


New Capital Structure

-       Extends average term of our debt to approximately 5.5 years


- New Capital Structure, to include rights issue, bond and senior debt structure, with debt terms to maturity ranging from 4.5 to 7 years, will provide a long-term, stable and flexible capital structure resulting in better liquidity and support for long-term growth, underpinning the value of our brands


- Proposed 3 for 11 rights issue at a price of 18 cent (euro) issuing approximately 213 million new shares to raise gross EUR38.5 million of new equity, fully underwritten by Davy Stockbrokers, with confirmed participation by major shareholders, the O'Reilly and Goulandris families, in respect of their full rights issue entitlements


-       Proposed seven-year bond in the principal amount of  EUR165 million


- New senior debt structure which reduces the revolving credit facility from EUR338.4 million to EUR224.0 million, reduces the amended US private placement notes from US$95 million (EUR81.2 million) to US$62.9 million (EUR53.8 million), and partially repays other senior debt facilities


"We are pleased with the reversal of the first quarter performance to produce operating profit of EUR16.1 million in the second quarter. Like virtually all luxury goods businesses, we experienced a very challenging first quarter.


"During the first half of this year, we continued to focus on our fixed cost base by implementing important restructuring and outsourcing programmes and by investing in cost saving technology. These programmes include the closure of two factories in England, the shrinking of our workforce by some 1000 people this year, and the outsourcing of our entire Johnson Brothers production to Asia at significantly enhanced profit margins. These programmes, all at a once-off cost, are beginning to generate an improvement in profitability and we expect to generate total annual cost savings of EUR38.5 million. EUR2 million was achieved in the first half and EUR14 million is expected to be achieved in the second half of this fiscal year.


"We are greatly encouraged by our improving sales trends, the signals that a meaningful recovery in US retail sales is starting to take hold, and the enhanced profit margins which should flow from our important restructuring and productivity programmes. We have confidence in the Group's prospects for the second half.


"This outlook, combined with the Group's proposed new capital structure announced today, confirms our belief that, having weathered the economic uncertainties of the markets over the last two years, Waterford Wedgwood is now much better positioned to take advantage of the upturn in economic activity."



                                                            Sir Anthony O'Reilly
                                                                        Chairman
                                                                14 November 2003





An analyst presentation will be held at 8.30am today at The Shelbourne Hotel (The Constitution Room).


Enquiries:

Waterford Wedgwood                                      Tel: +44 (0)7798 843276
Redmond O'Donoghue, Group Chief Executive Officer
Richard Barnes, Group Finance Director

College Hill Associates (UK/Europe)
Kate Pope                                               Tel: +44 (0)7798 843276
James Henderson                                         Tel: +44 (0)7774 444163
Tom Allison                                             Tel: +44 (0)207 457 2020

Dennehy Associates (Ireland)                            Tel: + 353 (0)1 676 4733
Michael Dennehy




                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")


                              Chairman's Statement

Trading at Waterford Wedgwood has been substantially improving since June. At constant exchange rates, the Group's fiscal second quarter sales were equal to last year, a significant improvement over first quarter sales, which were 9% down on last year. In September, which is the beginning of the holiday season that leads up to Christmas, sales were 3% ahead of last year at constant exchange rates.


As we pointed out at our Annual General Meeting, an unusual confluence of events assured that the first quarter of this fiscal year would be challenging: the conflict in Iraq, its aftermath and fears of a SARS epidemic raised difficulties for virtually all luxury goods businesses. Naturally, earnings in our first quarter were affected by the resulting volume loss, leading to an operating loss of EUR11.9 million. We are encouraged, however, by the fact that improving sales in the second quarter have reversed this first-quarter under-performance and allowed us to generate an operating profit of EUR16.1 million in the months of July, August and September. Consequently, the Group recorded an operating profit of EUR4.2 million for the six months to 30 September 2003; first half EBITDA before restructuring charges was EUR22.7 million (2002: EUR60.7 million). This year on year variance was caused mainly by lower sales volumes, lower capacity utilisation and by adverse exchange movements.


Benefits from restructuring programmes


During the first half of this year, we continued to focus on our fixed cost base by implementing restructuring and outsourcing programmes and by investing in cost saving technology. These programmes include the closure of two factories in England, the shrinking of the Group's workforce by some 1000 people this year and the outsourcing of our entire Johnson Brothers production to Asia at significantly enhanced profit margins.


These programmes, all completed at a once-off cost, are on track and are expected to generate total annual cost savings of EUR38.5 million. EUR2million was achieved in the first half and EUR14 million is expected to be achieved in the second half of this fiscal year.


The first Johnson Brothers products from the new Far Eastern sources are already in the market. At the same time we have completed, on budget and on schedule, the periodic re-build of our continuous-melt tank furnace in Waterford, an investment in Waterford of EUR15.5 million.



Financial Results


                                                    Six months to              Six months to
                                                  30 September 2003          30 September 2002
                                                    EUR million                EUR million

Total sales                                            405.8                      471.2
        -      crystal                                 135.4                      158.9
        -      ceramics                                170.3                      211.1
        -      premium cookware                        50.0                       59.7
        -      other products                          50.1                       41.5
Operating profit (pre-exceptionals & amortisation)     4.2                        40.6
EBITDA (pre-exceptionals)                              22.7                       60.7
Pre-tax (loss)/profit
        - pre-exceptional                              (12.1)                     24.5
        - post-exceptional                             (44.8)                     39.2
Net debt                                               429.9                      402.1
(Loss)/Earnings per share
   - pre goodwill amortisation/exceptional items       (0.85) cents               3.12 cents
   - post goodwill amortisation/exceptional items      (5.51) cents               4.50 cents




First Quarter vs Second Quarter Breakdown

                                  3 months to             3 months to            Six months to
                                 30 June 2003          30 September 2003       30 September 2003
                                 EUR million             EUR million             EUR million

Sales                               175.1                   230.7                   405.8
Operating (loss)/profit             (11.9)                  16.1                    4.2
(pre-exceptionals & amortisation)
EBITDA (pre-exceptionals)           (2.7)                   25.4                    22.7



Total Group sales of EUR405.8 million were 3.7% down at constant exchange rates (13.9% down at prevailing rates; 2002: EUR471.2 million). Operating profit was EUR4.2 million (2002: EUR40.6 million) with first half EBITDA before restructuring charges at EUR22.7 million (2002: EUR60.7 million). The difference compared with the same period last year was caused mainly by lower sales volume, lower capacity utilisation and by adverse exchange movements. Pre-tax loss before exceptional restructuring costs was EUR12.1 million (2002: profit of EUR24.5 million on a comparable basis); additionally, a one-off exceptional charge of EUR32.7 million for these previously announced restructuring programmes has been included in these financial results. Loss per share was 0.85 cent (2002: earnings 3.12 cent). In the light of first half trading, the Board is not recommending payment of an interim dividend.


We have fixed our effective US$/EUR rate for this fiscal year at $1.10 by selling forward our dollar revenues.


Sector Overview


Crystal

The Group's crystal brands recorded sales of EUR135.4 million (2002: EUR158.9 million), down 3.9% at constant exchange rates (14.8% at prevailing rates) due to difficult first quarter trading, particularly in the Unites States. However, there were some notable successes. Waterford Crystal's co-branding alliances continue to flourish. Sales of our John Rocha and Jasper Conran crystal collections grew by a combined 34%. Bold new product programmes were enthusiastically welcomed at a major trade show in New York at the end of October. These include Evolution by Waterford, Waterford Crystal's stunning new collection of imposing, hand-made coloured glass pieces for the home. Waterford Great Room follows on the striking success of Waterford Fine China with a superbly designed and crafted collection of casual products for everyday luxury living. We have completed, on budget and on schedule, the re-build of our continuous-melt tank furnace in Waterford, a EUR15.5 million investment in refurbishment and cost-saving technology.


Ceramics

Sales of ceramic products were EUR170.3 million (2002: EUR211.1 million), down 12.3% at constant exchange rates and 19.3% at prevailing rates, as the European ceramics market continued to prove difficult. Despite this, the combined Waterford and Wedgwood share of the US formal china market has grown from 21.5% to 24.5%, placing the Group a strong and rapidly growing second in the vast US market. The US has seen continued success with "Vera Wang at Wedgwood" which continues to grow at a significant rate. Furthermore, we have seen increased consumer confidence and spend in Asia in recent months. Sales performance from the "Jasper Conran at Wedgwood" range in the UK continues to expand. The first Johnson Brothers products from the new Far Eastern sources are now in the market. At the end of October, Wedgwood launched its marvellous new flagship store on Regent Street, London, which has been very well received.


Premium cookware

Premium cookware sales were EUR50.0 million (2002: EUR59.7 million), down just 0.8% at constant exchange rates and 16.2% at prevailing rates. All-Clad sales in the US have been resilient in a difficult market environment. Spring, our European premium cookware brand, has now been fully integrated into the Group and firmly leads our entry in the premium cookware market in Europe.


Other products

Our other products sales grew to EUR50.1 million (2002: EUR41.5 million), an increase of 38.8% at constant exchange rates and 20.7% at prevailing rates. Our W-C Designs linen business grew 8.5% at constant exchange rates while sales of our Waterford Holiday Heirlooms more than doubled.


Sales Channels

We greatly value our longstanding relationships with our department store partners, relationships which we anticipate will continue to grow and prosper. At the same time, the Group has been steadily diversifying its sales channel base through productive collaborations with rapidly growing lifestyle retailers such as Williams Sonoma and others. It is anticipated that this trend will continue.


New Capital Structure

Following a strategic review of our requirements in light of current economic and business conditions, the Board of Directors has decided to implement a new capital structure which will enable the Group to focus on maximising the long-term value of our brands. The capital structure reduces total and senior leverage and will include a rights issue, a bond issue and a new senior debt structure.


The components of Waterford Wedgwood's new capital structure are:


- Rights Issue: the Group proposes to offer to qualifying stockholders 3 new stock units for every 11 stock units held in a rights issue at a price of 18 cent (euro) per new stock unit, representing a discount of 38% relative to the closing market price of 29 cent (euro) on the Irish Stock Exchange on 13 November 2003. This will result in the issuance of approximately 213 million new stock units, which will raise EUR35.7 million, net of expenses, of new equity for the Group. The major shareholders, the O'Reilly and Goulandris families, have undertaken to participate in the rights issue to the full extent of their combined entitlements, representing 24.6% of the issued share capital of the Company.

The rights issue is fully underwritten by Davy Stockbrokers and is conditional on the successful completion of the bond, as well as agreement for an amended revolving credit facility and private placement notes.

The allotment of the new stock units under the rights issue will be within the Group's existing authorities and share capital headroom and will not therefore require stockholder approval. It is expected that the conditions of the rights issue will be satisfied on or around 2 December 2003 (and in any event, no later than 5 December 2003). Rights Issue documents will then be posted to qualifying stockholders.


- Bond: the Group proposes to raise EUR165 million of subordinated debt through the capital markets


-       New Senior Debt Structure:

  - amended revolving secured credit facility with its existing lenders for an amount of EUR224.0 million, down from EUR338.4 million, with a maturity date of 31 March 2008

  - amended US Private Placement notes of US$62.9 million (EUR53.8 million), down from US$95 million (EUR81.2 million)

  - partial repayment  of other senior debt facilities


Current Trading

We are definitely beginning to see a bounce come back into the consumer's step - particularly in our important US and Japanese markets.


In September, the beginning of the holiday season leading up to Christmas, our sales were 3% up on last year (at constant exchange rates). Our October sales again were up 3% (at constant exchange rates). In the US, which accounts for over 50% of our worldwide business, combined Waterford and Wedgwood sales were up 8% versus last year in the second quarter, having been down by 12% in the April to June quarter at constant exchange rates.


The United States Christmas selling season is always important. Given this encouraging improvement in trading in September and October, and signs of an encouraging early start to November, we are optimistic of a stronger Christmas this year.


We are greatly encouraged by our improving sales trends, the signals that a meaningful recovery in US retail sales is starting to take hold, and the enhanced profit margins which should flow from our important restructuring and productivity programmes. We have confidence for the Group's prospects for the second half.


This outlook, combined with the Group's proposed new capital structure announced today, confirms our belief that, having weathered the economic uncertainties of the markets over the last two years, Waterford Wedgwood is now much better positioned to take advantage of the upturn in economic activity.



                                                            Sir Anthony O'Reilly
                                                                        Chairman
                                                                14 November 2003






THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES (INCLUDING HOLDERS OF ADRS) NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.



For the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA"), to the extent that this press release constitutes a financial promotion in respect of the issuance of any securities of Waterford Wedgwood, any invitation or inducement to engage in any investment activity included within this press release is directed only at (i) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the press release is available only to relevant persons and will be engaged in only with relevant persons.


For the purpose of Section 4 of the Public Offers of Securities Regulations 1995 ("POS Regs"), Waterford Wedgwood will not offer or sell any of the bonds contemplated under its new capital structure to persons in the United Kingdom, except (a) to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business; (b) in the circumstances in which such bonds qualify as "Euro-securities" and are offered in compliance with section 7(2)(s) of the POS Regs; or (c) otherwise in circumstances which have not resulted in and will not result in an offer to the public in the United Kingdom within the meaning of the POS Regs.



                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

                        Consolidated Profit and Loss Account

                                                                                     6 months ended
                                                                                       (unaudited)
                                                                               30 September     30 September
                                                                                       2003             2002

                                                                     Note              EURm             EURm
Sales by category
Crystal                                                                               135.4            158.9
Ceramics                                                                              170.3            211.1
Premium cookware                                                                       50.0             59.7
Other products                                                                         50.1             41.5

Total Group sales                                                                     405.8            471.2

Group operating profit                                                                  4.2             40.6
Exceptional restructuring charge                                                      (32.7)               -
Gain arising on conversion of $ loan                                                      -              9.7
Profit on sale of fixed asset                                                             -              5.0
Goodwill amortisation                                                                  (3.4)            (3.3)

Group (loss)/profit before interest                                                   (31.9)            52.0
Net interest payable                                                                  (12.9)           (12.8)

(Loss)/profit on ordinary activities before taxation                                  (44.8)            39.2
Taxation on (loss)/profit on ordinary activities                                        1.7             (4.9)

(Loss)/profit on ordinary activities after taxation                                   (43.1)            34.3
Minority interests                                                                      0.4             (0.2)

(Loss)/profit attributable to members of the parent company                           (42.7)            34.1
Dividends                                                                                 -             (5.5)

Retained (loss)/profit for the period                                                 (42.7)            28.6
(Loss)/earnings per ordinary share before goodwill amortisation
and exceptional items (cents)                                          3             (0.85c)            3.12c

(Loss)/earnings per ordinary share (cents)                             3             (5.51c)            4.50c






                            Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

                            Consolidated Balance Sheet
                                                                                   As at
                                                                                (unaudited)
                                                                      30 September         30 September
                                                                              2003                 2002
                                                       Note                   EURm                 EURm
Fixed assets
Intangible assets                                        4                   106.5                111.3
Tangible assets                                                              207.9                243.4
Financial assets                                                              14.8                 15.4
                                                                             329.2                370.1

Current assets
Stocks                                                                       307.2                314.8
Debtors                                                                      193.2                213.2
Cash and deposits                                                             32.3                 58.2
                                                                             532.7                586.2
Creditors (amounts falling due within one year)                             (201.6)              (197.4)
Bank loans and overdrafts                                                    (49.4)               (26.5)

Net current assets                                                           281.7                362.3

Total assets less current liabilities                                        610.9                732.4
Creditors (long and medium debt)                                            (412.8)              (433.8)
Other long term creditors                                                    (36.2)               (35.2)
Provisions for liabilities and charges                                        (1.1)                (1.5)

                                                                             160.8                261.9

Capital and reserves
Called up share capital                                                       57.2                 55.4
Share premium account                                                        194.3                190.2
Revaluation reserve                                                            9.3                  9.8
Revenue reserves                                                            (106.3)                (0.1)
Capital conversion reserve fund                                                2.6                  2.6

Shareholders' funds - equity interests                                       157.1                257.9
Minority interests - equity interests                                          3.7                  4.0

                                                                             160.8                261.9





                              Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

                             Consolidated Cash Flow
                                                                                  6 months ended
                                                                                    (unaudited)
                                                                           30 September      30 September
                                                                                   2003              2002
                                                                                   EURm              EURm

Group operating profit                                                              4.2              40.6
Restructuring spend                                                               (11.3)            (10.6)
Depreciation                                                                       18.5              20.1
Working capital                                                                   (52.7)            (49.9)

Cashflow from operations                                                          (41.3)              0.2
Interest                                                                          (14.1)            (11.3)
Capital expenditure (net)                                                         (19.8)             (1.9)
Taxation paid                                                                      (5.9)             (2.9)
Dividends paid                                                                     (7.6)            (15.9)
Other                                                                                 -               0.1

Net Group cashflow                                                                (88.7)            (31.7)
Exchange                                                                           15.5              30.0
Royal Doulton investment                                                              -              (6.7)
Spring acquisition                                                                    -              (3.5)
Opening debt                                                                     (356.7)           (390.2)

Closing debt                                                                     (429.9)           (402.1)





                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")

               Reconciliation of movement in shareholders' funds

                                                                                    6 months ended
                                                                                       (unaudited)
                                                                           30 September         30 September
                                                                                   2003                 2002
                                                                                   EURm                 EURm

(Loss)/profit for the period                                                      (42.7)                34.1
Exchange translation effect on net overseas investments                            (1.7)               (12.3)

Total recognised (losses)/gains for the period                                    (44.4)                21.8
Scrip dividend                                                                      1.7                  1.5
Dividend                                                                              -                 (5.5)
New share capital subscribed                                                          -                  0.1
Shareholders' funds at beginning of period                                        199.8                240.0

Shareholders' funds at end of period                                              157.1                257.9





          Notes to the Interim Consolidated Financial Statements


1. Basis of Preparation of Unaudited Interim Consolidated Financial Statements

These unaudited interim consolidated financial statements have been prepared applying the accounting policies described on page 13 of the published accounts for the year ended 31 March 2003. As described in note 1 of those accounts, the Group's bankers have agreed to the suspension of loan covenants and a renegotiation of the terms of the Group's existing facilities. The Group has today announced details of a new capital structure, containing a rights offering, seven year bond, new secured revolving credit facility and amended private placement notes. The Group's projections suggest adequate profitability and cash flows to meet its financial needs and obligations. The Directors, having regard to the Group's business plans, the current trading position and the new capital structure, consider it appropriate to adopt the going concern basis in preparing these interim accounts.


2. Exchange Rates

The exchange rates used for consolidation purposes between the euro and the principal currencies in which the Group does business were as follows:


                         Profit and loss
                          transactions
                         6 months ended                       Balance sheet as at
                    30.09.03          30.09.02             30.09.03           30.09.02

U.S. Dollar            $1.13             $0.96                $1.17              $0.98
Sterling             GBP0.70           GBP0.63              GBP0.70            GBP0.63
Yen                  Y133.59           Y117.11              Y129.57            Y120.71



3. (Loss)/earnings per Ordinary Share

                                           6 months ended 30 September 2003   6 months ended 30 September 2002
                                              Profit/      No. of                Profit/       No. of
                                               (loss)      shares   Per share     (loss)       shares  Per share
                                                 EURm    millions       Cents       EURm     millions      cents
(Loss)/profit for the financial period
  before goodwill amortisation and
  exceptional items                             (6.6)      775.6       (0.85)      23.7        758.3       3.12
Exceptional charge                             (32.7)      775.6       (4.22)         -            -          -
Gain arising on conversion of $ loan               -           -           -        9.7        758.3       1.28
Profit on sale of fixed asset net of
capital gains tax                                  -           -           -        4.0        758.3       0.53

Goodwill amortisation                           (3.4)      775.6       (0.44)      (3.3)       758.3      (0.43)

(Loss)/profit for the financial period         (42.7)      775.6       (5.51)      34.1        758.3       4.50



4. Intangible assets - Goodwill

                                                 EURm
Balance at 31 March 2003                        115.8
Goodwill amortisation                            (3.4)
Exchange                                         (5.9)

Balance at 30 September 2003                    106.5



5. Restructuring and rationalisation provision


                                                 EURm
Balance at 31 March 2003                          7.9
Charged to the profit and loss account           29.5  *
Utilised                                        (11.3)
Exchange                                         (0.1)

Balance at 30 September 2003                     26.0



* In addition EUR3.2 million has been charged to profit and loss to write-down inventory


6. Net debt

Net debt at 30 September 2003 comprising short and long term borrowing less cash and deposits amounted to EUR429.9 million (30 September 2002: EUR402.1 million).


7. Listed investment

The Group holds 21.16% of the issued share capital of Royal Doulton plc. The market value of this investment at 30 September 2003 was EUR3.0 million based upon a share price of GBP0.03. The book carrying value at 30 September 2003 was EUR8.7 million.


Independent review report to Waterford Wedgwood plc

Introduction

We have been instructed by the company to review the financial information set out on pages 8 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Board of Directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.



                                                          PricewaterhouseCoopers
                                                           Chartered Accountants
                                                                          Dublin
                                                                14 November 2003


END





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 14 November, 2003